Exhibit 23.4
Consent of Independent Registered Public Accounting Firm
The Board of Directors
 Nordic American Offshore Ltd.:
We consent to the incorporation by reference in the registration statement dated November 29, 2018 on Form F-3 of Nordic American Tankers Limited of our report dated May 3, 2018, with respect to the consolidated balance sheets of Nordic American Offshore Ltd. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and related notes, which report appears in the December 31, 2017 annual report on Form 20-F of Nordic American Offshore Ltd., and to the reference to our firm under the heading "Experts" in the prospectus.
/s/ KPMG AS

Oslo, Norway
 November 29, 2018